Exhibit 99.1

E-House and Tencent Announce Tencent’s Strategic Investment in Leju

SHANGHAI/SHENZHEN, China, March 21, 2014 — E-House (China) Holdings Limited (“E-House”)(NYSE: EJ), a leading real estate services company in China, Leju Holdings Limited (“Leju”), a wholly-owned subsidiary of E-House and a leading provider of real estate online services, and Tencent Holdings Limited (“Tencent”, SEHK stock code: 00700), a leading provider of comprehensive Internet services in China, announced that Tencent will acquire from E-House 15% of the equity interests on a fully diluted basis in Leju for US$180 million. The transaction is expected to close by the end of this month.

Tencent will also subscribe additional shares in Leju’s proposed initial public offering to maintain its 15% equity interest on a fully diluted basis.

“I’m very excited to have Tencent as Leju’s strategic partner and investor,” said Mr. Xin Zhou, E-House’s co-chairman and chief executive officer. “Tencent’s investment in Leju demonstrates its recognition of Leju’s success in O2O real estate e-commerce. We strongly believe in the opportunities in this vast and growing market. By leveraging Tencent’s powerful Weixin, we will continue our push to establish a leading mobile-based, real estate e-commerce platform. We also look forward to deepening and widening our strategic cooperation with Tencent in the coming years.”

Mr. Martin Lau, President of Tencent, said “We are delighted to invest in and cooperate with Leju. Our strategic partnership will bring Leju’s rich real estate information to Weixin users, enable Leju to better connect with our users through Official Accounts, and expand our payment solution to Leju’s user base. We look forward to collaborating with our partners in building a prosperous ecosystem for the Internet industry.”

China Renaissance and Credit Suisse acted as financial advisers to E-House on this transaction.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 255 cities. E-House offers a wide range of services to the real estate industry, including online advertising and e-commerce, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes.

For more information about E-House, please visit http://www.ehousechina.com.

About Tencent

Tencent uses technology to enrich the lives of Internet users.  Every day, hundreds of millions of people communicate, share experiences, consume information, seek entertainment, and shop online through its integrated platforms.  Tencent’s diversified services include QQ, Weixin and WeChat for communications; Qzone for social networking; QQ Game Platform for online games; and QQ.com for information.

Tencent was founded in Shenzhen in 1998 and went public on the Main Board of the Stock Exchange of Hong Kong Limited in 2004.  Tencent has been one of the 50 constituent stocks of the Hang Seng Index since June 10, 2008, under stock code 00700.  Tencent seeks to evolve with the Internet by investing in innovation, providing a hospitable environment for its partners, and staying close to its users.

For more information, please visit www.tencent.com/ir.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

For investor and media inquiries please contact:

E-House:

In China:

Investor Relations
E-House (China) Holdings Limited
Phone: +86 (21) 6133-3937
E-mail: ir@ehousechina.com

Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-3073
E-mail: ej@ogilvy.com

In the United States:

Justin Knapp
Ogilvy Financial, U.S.
Phone: +1 (616) 551-9714
E-mail: ej@ogilvy.com

Tencent:

Jane Yip
Phone:          +86 (755) 8601-3388 ext. 81374 or +852 3148-5100
E-mail:        janeyip@tencent.com

Jerry Huang
Phone:  +86 (755) 8601-3388 ext. 65333
E-mail:  yuntaohuang@tencent.com